Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed under Rule 14a-12 of the

Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No. 001-04721

Gary Forsee: Right move, at right time with the right merger partner

Dear Sprint Colleagues,

Today is a great day for our company – one that I hope each of you will celebrate.

This morning, we announced a “merger of equals” between Sprint and Nextel Communications. We also announced our intent, upon the close of that merger, to spin off our local telecommunications business, forming it into a separate company.

In our more than 100-year history, these are among our MOST significant milestones. With the merger, Sprint and Nextel will create America’s premier communications provider – a well-positioned telecommunications powerhouse with leading wireless capabilities and a national wireline network to enable IP deployment and integrated solutions. The new local company will be the largest independent (non-Bell) local telephone company in the United States.

I firmly believe, as does our management team and Board of Directors, that this is the right move, at the right time with the right merger partner. This is all about creating a better future for our shareholders, our customers and for you, our employees. The extraordinary efforts you have made to restore confidence in our company have brought us to this day, and I salute each and every one of you for your dedication.

Allow me to share a few key areas of today’s exciting announcement:

A Merger of Equals. The key reason this agreement makes sense for Sprint is the complementary – not overlapping – set of assets, skills and strengths between the two companies. Sprint Nextel will combine Nextel’s strength in business wireless with Sprint’s position in consumer wireless and wireline services – including our ability to lead IP deployment and integrated solutions.

Size & Scale. Based on current subscriber figures, Sprint Nextel would have a combined customer base of more than 35 million wireless subscribers on its networks, 5 million additional customers through affiliates and partners and more than 20,000 points of distribution. This merger effectively gives us the size and scale of our two largest competitors, a balanced customer mix and networks that directly cover nearly 262 million people, more of the United States population than any other carrier.

Timing of Events and Next Steps. Even though we made the announcement today, it will be a number of months until the merger can be completed. Transition teams from Sprint and Nextel will be working on the many aspects of how to best marry the capabilities of our respective businesses as we seek the appropriate approvals. From now until the merger is completed, I would ask that you operate in a “business as usual” mode, and compete against Nextel for customers as vigorously as we would against our other competitors. As we begin the New Year, we must be tightly focused on executing our 2005 strategies and initiatives.

New Local CompanyIndependence. Through commercial operating relationships with Sprint Nextel for mobile and long-distance network services, the new local company will continue to provide high quality, integrated communications services and produce strong cash-flow for its shareholders.

From a leadership perspective, Tim Donahue, currently president and chief executive officer for Nextel will become chairman of the board for Sprint Nextel, while I will be taking the position of president and CEO. Len Lauer, Sprint’s current chief operating officer, will serve in that role for Sprint Nextel.

I am excited about this new opportunity, but I also want to reassure you that my commitment to Kansas City and to each of you does not change. While the executive offices of Sprint Nextel will be located in Reston, Va., the operational headquarters remains in Overland Park, Kan. In addition, the company formed from Sprint’s local telephone business will be headquartered in Kansas City.

When the merger closes, my plans are to relocate to the D.C. area, but I will also maintain my residence in Kansas City. Len will remain in Overland Park, as will the leader and lead team of the new local company.

Please take time to read and understand all the information about this exciting move. I know it’s a lot to absorb and that change of this magnitude can be unsettling. Clearly, all the answers like “What does it mean for me?” are not yet known. But I can promise you that as we have more information to share, we’ll communicate it to you in a timely fashion. Please be sure to check My Pinpoint today and regularly over the coming months for additional information, as it becomes available. I encourage you to take full advantage of every opportunity this merger may offer you personally and professionally.

We should all be proud of our execution over the past several quarters; it has truly enabled us to open up great possibilities for our customers, our shareholders and you, our employees. For that, I thank you. Once we complete the transaction, Sprint Nextel will be an even more exceptional, more formidable competitor.

At 8 a.m. CST today, I, along with other senior Sprint Nextel leaders, will be in New York to participate in a meeting with investors and key media. Those employees on campus are invited to gather in the Auditorium to view this conference via satellite broadcast. The conference also will be viewable from your desktops via IPTV. I encourage you to join and hear more about today’s exciting news.

In addition, I also will host an all-employee meeting tomorrow afternoon with special guest Tim Donahue (details will follow). Please join me in welcoming him, and in sharing this important and exciting time for our company.

Thank you again.

Sincerely,

Gary

12/15/2004

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this message that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Sprint and Nextel, combined operating and financial data, future technology plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Sprint and Nextel and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sprint’s and Nextel’s respective reports filed with the SEC, including each company’s annual report on Form 10-K for the year ended Dec. 31, 2003, and quarterly report on Form 10-Q for the quarterly period ended Sept. 30, 2004, as such reports have been amended. This message speaks only as of its date, and Sprint and Nextel each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF SPRINT AND SHAREHOLDERS OF NEXTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION. The final joint proxy statement/prospectus will be mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s Web site, www.sec.gov, from Sprint Investor Relations at Sprint Corp., 6200 Sprint Parkway, Overland Park, KS 66251, (800) 259-3755, Option 1 or from Nextel Investor Relations at (703) 433-4300, 2001 Edmund Halley Drive, Reston, VA 20191.

Participants in Solicitation

Sprint, Nextel and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the combination. Information concerning Sprint’s participants is set forth in the proxy statement dated, March 16, 2004, for Sprint’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Nextel’s participants is set forth in the proxy statement, dated April 2, 2004, for Nextel’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Nextel in the solicitation of proxies in respect of the combination will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

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